82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

November 7, 2003

SEC MAIL PROCESSING
RECEIVED
NOV 18 2003
WASH., D.C. 188 SECTION

03037542

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

SUPPL

We enclose on behalf of the Corporation the following documents:

1. Press Release dated November 6, 2003
2. Material Change Report dated November 7, 2003.
3. Interim Financial Statements for the period ended August 31, 2003

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/bb

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

dlw 11/20

Enclosures

UNGAVA MINERALS CORP. November 6, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

UNGAVA MINERALS CORP. MOVES TO SET ASIDE QUEBEC ORDER HOMOLOGATING THE ARBITRATION AWARD OF 31 OCTOBER, 2002

Ungava Minerals Corp. ("the Company") wishes to advise that yesterday it filed a motion in Québec Superior Court seeking to set aside the Order which homologated the Arbitration Award rendered 31 October, 2002 in the dispute between the Company and Canadian Royalties Inc. ("CRI").

The Petition and supporting Affidavit relating thereto will be attached to the Material Change Report which will be filed in connection with this Press Release.

In the Petition the Company seeks the annulment of the homologation Order, which Order gives authority to the arbitration Award, for reason that CRI, in the course of the 2002 arbitration proceeding produced, in satisfaction of an undertaking an incomplete version of a certain Engineering Report respecting work on a mineral permit near that of the Company. Certain maps and pages of the Report were not included, though the Report bore marks indicating it was copied from a Ministry file. The missing maps and pages were those which indicated that exploration had been carried out by Todd Keast in 1998 which resulted in him trespassing onto the Company's Permit 970 and making a discovery of platinum and other mineralization by surface sampling at the place where Glenn Mullan ("Mullan") subsequently trespassed and sampled Permit 970 in September 2000 before coming to negotiate an option of the Company's property for CRI.

As indicated in the Petition, the Company understands that the Report misstated in its text, that the significant samples collected by Todd Keast had been taken on the Permit near the Company's Permit and that the maps, missing from the version of the Report produced by CRI, suggested that the text's assertions on this important matter were not true, as they show the key sampling as being off that property and to the south.

The Company has previously indicated in various pleadings that it considers the Award the result of a flawed arbitration proceeding and to be wrongly decided because the clear, cogent and consistent evidence at the hearing was that Mullan trespassed onto the Company's Permit in September, 2000 to surreptitiously sample it.

The Petition asserts that if the complete Report had been provided by CRI in the course of the 2002 arbitration hearing, the Company would have learned that Mullan in September 2000 sampled the same area sampled by Todd Keast in 1998 and that Mullan's trespass occurred so that he could confirm for himself sampling results reported in the Report. Furthermore, if the complete Report had been produced, the arbitration

would have proceeded on the basis of CRI having to explain how it occurred that Mullan's trespass and sampling in 2000 was done at exactly the area sampled in 1998 by Todd Keast, the same area tested by CRI's DDH TK01-1 drilled in the 2001 field program on the Company's Permit. The non-production of the missing pages of the Report accordingly, would have had a profound effect on the course of the arbitration and the Award, with the focus being CRI's evidence to counter prima facie evidence of intentional trespass by Mullan in September, 2000.

While the Québec Code of Civil Procedure does not allow the Superior Court to enquire into errors of fact or law in arbitration awards when moved to homologate same, the Court can annul homologation Orders for misconduct of a party to an arbitration.

In another action, the Company's motion on appeal to file a further affidavit in the Ontario action for an order to permit the filing of the Supplementary Affidavit of Glen Erikson regarding certain new evidence was dismissed. The Company is reviewing the decision and the law and has seven days to decide whether to seek leave to appeal.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

November 6, 2003

Item 3 – News Release

A press release relating to the filing of a Petition in Quebec to set aside the October 31, 2002 Arbitration Award was issued on November 6, 2003 through Infolink Communications.

Item 4 – Summary of Material Change

The company has filed a Petition and supporting affidavit relating to the motion in the Superior Court of Québec.

Item 5 – Full Description of Material Change

Refer to the information provided in the Petition and Affidavit attached.

Schedule A – Motion of Petitioners
Schedule B – Affidavit of Glen Erikson

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the S*ecurities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 7th day of November, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. November 6, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

UNGAVA MINERALS CORP. MOVES TO SET ASIDE QUEBEC ORDER HOMOLOGATING THE ARBITRATION AWARD OF 31 OCTOBER, 2002

Ungava Minerals Corp. ("the Company") wishes to advise that yesterday it filed a motion in Québec Superior Court seeking to set aside the Order which homologated the Arbitration Award rendered 31 October, 2002 in the dispute between the Company and Canadian Royalties Inc. ("CRI").

The Petition and supporting Affidavit relating thereto will be attached to the Material Change Report which will be filed in connection with this Press Release.

In the Petition the Company seeks the annulment of the homologation Order, which Order gives authority to the arbitration Award, for reason that CRI, in the course of the 2002 arbitration proceeding produced, in satisfaction of an undertaking an incomplete version of a certain Engineering Report respecting work on a mineral permit near that of the Company. Certain maps and pages of the Report were not included, though the Report bore marks indicating it was copied from a Ministry file. The missing maps and pages were those which indicated that exploration had been carried out by Todd Keast in 1998 which resulted in him trespassing onto the Company's Permit 970 and making a discovery of platinum and other mineralization by surface sampling at the place where Glenn Mullan ("Mullan") subsequently trespassed and sampled Permit 970 in September 2000 before coming to negotiate an option of the Company's property for CRI.

As indicated in the Petition, the Company understands that the Report misstated in its text, that the significant samples collected by Todd Keast had been taken on the Permit near the Company's Permit and that the maps, missing from the version of the Report produced by CRI, suggested that the text's assertions on this important matter were not true, as they show the key sampling as being off that property and to the south.

The Company has previously indicated in various pleadings that it considers the Award the result of a flawed arbitration proceeding and to be wrongly decided because the clear, cogent and consistent evidence at the hearing was that Mullan trespassed onto the Company's Permit in September, 2000 to surreptitiously sample it.

The Petition asserts that if the complete Report had been provided by CRI in the course of the 2002 arbitration hearing, the Company would have learned that Mullan in September 2000 sampled the same area sampled by Todd Keast in 1998 and that Mullan's trespass occurred so that he could confirm for himself sampling results reported in the Report. Furthermore, if the complete Report had been produced, the arbitration

would have proceeded on the basis of CRI having to explain how it occurred that Mullan's trespass and sampling in 2000 was done at exactly the area sampled in 1998 by Todd Keast, the same area tested by CRI's DDH TK01-1 drilled in the 2001 field program on the Company's Permit. The non-production of the missing pages of the Report accordingly, would have had a profound effect on the course of the arbitration and the Award, with the focus being CRI's evidence to counter prima facie evidence of intentional trespass by Mullan in September, 2000.

While the Québec Code of Civil Procedure does not allow the Superior Court to enquire into errors of fact or law in arbitration awards when moved to homologate same, the Court can annul homologation Orders for misconduct of a party to an arbitration.

In another action, the Company's motion on appeal to file a further affidavit in the Ontario action for an order to permit the filing of the Supplementary Affidavit of Glen Erikson regarding certain new evidence was dismissed. The Company is reviewing the decision and the law and has seven days to decide whether to seek leave to appeal.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

SCHEDULE "A"

CANADA	SUPERIOR COURT
PROVINCE OF QUEBEC DISTRICT OF MONTREAL	
NO.: 500-05-073790-022	**UNGAVA MINERALS CORP.** and **UNGAVA MINERAL EXPLORATION INC.** Petitioners -vs- **CANADIAN ROYALTIES INC.** Respondent

MOTION OF PETITIONERS
FOR REVOCATION OF A JUDGMENT
(Article 482 et seq. C.C.P.)

TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT SITTING IN PRACTICE IN AND FOR THE DISTRICT OF MONTREAL, YOUR PETITIONERS RESPECTFULLY SUBMIT:

1. **WHEREAS** the Petitioner, Ungava Mineral Exploration Inc., a company incorporated under the laws of the Province of Quebec, is a wholly-owned subsidiary of the other Petitioner, Ungava Minerals Corp., a company continued under the laws of Canada and having its head office in the City of Toronto, Province of Ontario (Petitioners are hereinafter collectively referred to as "UMC" or the Petitioners);

2. **WHEREAS** the property (the "Property") which forms the subject matter of an arbitration decision or award rendered by the Honourable Mr. Justice Claude

royalties. The mining permit and claims comprised a greater area than that of the Property as currently constituted since there was a transfer of some mining rights in June, 2001, which are contested by Petitioners in the litigation hereinafter referred to in Paragraph 27;

4. **WHEREAS** as a result of the amendment to the Mining Act, whereby permits and mineral claims could be replaced by map-designated units being cells of fixed dimension on a GPS-defined grid, the Property is now constituted of a number of contiguous map-designated units, and the Property contains extremely valuable minerals, in particular, nickel-copper-cobalt-platinum group metals which have been the focus of intense exploration on the Property, over the last three years;

5. **WHEREAS** the Property belonging to your Petitioners is contiguous to the Mining Permit currently owned by the Respondent, otherwise known as the Phoenix Property (the "Phoenix Property"), designated as Mining Permit No. 1608;

6. **WHEREAS** the Phoenix Property abuts the Property along a portion of its northern boundary;

7. **WHEREAS** on January 12, 2001, Petitioners entered into an agreement (the "Agreement") with the Respondent together with Gogama Gold Inc. and 582566 Albert Inc., a copy of which Agreement is filed herewith as Petitioners' Exhibit P-1;

8. **WHEREAS** as appears from the aforesaid Agreement, same provides *inter alia* that (a) the Respondent has the right to acquire on an incremental basis up to 80% in the Property in consideration of the Respondent incurring certain exploration, development, assessment and other expenditures in respect of the Property, and (b) in the event of a disagreement or dispute arising between the parties to the Agreement, the disagreement or dispute is to be settled by arbitration conducted by a single arbitrator (Article 12 of the Agreement);

9. **WHEREAS** on April 7, 2002, Petitioners called for an arbitration pursuant to the terms of the aforesaid Article 12 of the Agreement and in this Arbitration proceeding Petitioners pleaded, *inter alia*, that the conduct of the officers of the Respondent entitled Petitioners to rescind the Agreement and required the Respondent to transfer the Phoenix Property to UMC;

10. **WHEREAS** furthermore, Petitioners gave notice to the Respondent that they wanted an arbitration to determine whether Respondent was in violation of the Agreement by reason of having taken itself acreage which comprised part of the Ungava Property;

11. **WHEREAS** the demand for an arbitration hearing and the arbitration proceeding also encompassed the question of whether or not Respondent was guilty of trespassing onto the Ungava Property and making a discovery of previously unknown mineralization on the Ungava Property which it did not disclose to representatives of the Petitioners in the course of negotiating the aforesaid

of the Judgment homologating the Award which is filed herewith as Petitioners' Exhibit P-3;

14. **WHEREAS** under the provisions of the Quebec Code of Civil Procedure, Articles 946, 946.1, 946.2 and 946.3, the Court in adjudicating upon a Motion for Homologation cannot inquire into the merits of the dispute;

15. **WHEREAS** furthermore, under the provisions of the Quebec Code of Civil Procedure, and in particular Articles 946.4, the Court cannot refuse homologation except on proof of certain grounds, all of which did not apply at the time to the circumstances relating to the arbitration Award and decision;

16. **WHEREAS** furthermore and in addition, under the terms and conditions of the Quebec Code of Civil Procedure, the only possible other recourse against an arbitration award is an application for annulment of the arbitration award, and an annulment of an arbitration award can only be granted under the specific grounds as hereinabove referred to;

17. **WHEREAS** moreover, as appears more particularly from Article 947.2 C.C.P., Article 946.2 C.C.P. applies only to a motion to annul an arbitration award, and therefore the Court in examining a motion to annul an arbitration award cannot inquire into the merits of the dispute;

18. **WHEREAS** on December 12, 2002, the Respondent advised Petitioners that it had incurred the installment expenditures as defined in Paragraphs 1.1(c) and 2.1(a) of the Agreement (P-1) and requested that Petitioners consent to the transfer of a portion of Petitioners' interest in the Ungava Property to the Respondent, in accordance with Paragraph 2.1(a) of the Agreement (P-1), the whole as appears more fully from a copy of the letter dated December 12, 2002, which is produced herewith as Petitioners' Exhibit P-4;

19. **WHEREAS** it was not until Petitioners' then-acting Ontario counsel wrote to Respondent's Quebec counsel on January 20, 2003, advising Respondent that legal proceedings would be commenced by the Petitioners in Ontario to set aside the Agreement (P-1) that Respondent decided to invoke the arbitration provisions of the Agreement (P-1) and seek an order from the arbitrator under the Agreement (P-1) requiring the transfer of a portion of Petitioners' interest in the Property to the Respondent, the whole as appears more fully from a copy of a letter from Stephenson & Stephenson, the Ontario solicitors representing the Petitioners, to Langlois Kronstrom Desjardins, the attorneys representing the Respondent, dated January 20, 2003, which is filed herewith as Petitioners' Exhibit P-5;

20. **WHEREAS** on February 18, 2003, Respondent instituted proceedings (hereinafter referred to as the "CRI Ontario Action") seeking to enforce the arbitration decision and order against the Petitioners in Ontario, the whole as appears more fully from a copy of the proceedings and Statement of Claim issued by the Respondent which is filed herewith as Petitioners' Exhibit P-6;

22. **WHEREAS** the aforesaid arbitration requested by the Respondent has been referred to as Arbitration No. 2, and it was agreed between the parties that the Honourable Lawrence Poitras be named and act as the arbitrator in regard to Arbitration No. 2;

23. **WHEREAS** Petitioners' undersigned attorneys appeared in regard to Arbitration No. 2 on behalf of the Petitioners on April 11, 2003, and presented before the Honourable Lawrence Poitras a Motion to Postpone Arbitration No. 2 until a judgment was rendered in the CRI Ontario Action;

24. **WHEREAS** Petitioners' Motion to Postpone Arbitration No. 2 was based upon the fact that the Statement of Defense and Counterclaim made by the Petitioners in the CRI Ontario Action, a copy of which is filed herewith as Petitioners' Exhibit P-8, sought the following relief:

a) that the Agreement dated January 12, 2001 (P-1), be declared null and void;

b) that an order be issued requiring Respondent to release or convey its interest in the Property and the Phoenix Property to Petitioners;

c) that an interim injunction be issued prohibiting Respondent from proceeding with Arbitration No. 2 to be declared and recorded as 70% owner of what remains of the Property;

25. **WHEREAS** furthermore, as appears from the Statement of Defense and Counterclaim of Petitioners filed in the CRI Ontario Action, Petitioners further alleged that the arbitration award rendered on October 21, 2002, by the Honourable Claude Bisson was invalid and contrary to public order and policy, and therefore should not be enforced in Ontario on the following grounds:

i) the arbitrator in refusing the grant adjournments under the circumstances set out in detail in the Petitioners' Counterclaim thereby acted contrary to the principles of natural justice;

ii) the decision of the arbitrator in respect of certain findings of fact which are set out with more particularity in the Petitioners' Counterclaim ignored all of the direct and unequivocal evidence, was unsupported by any evidence, was perverse and resulted in the loss of jurisdiction so that there was reason to believe that justice had not been or will not be done and that it would be contrary to public order and policy to enforce such a manifestly irregular, illegal, null and void decision that was not supported by the weight of evidence adduced before the arbitrator;

26. **WHEREAS** Respondent discontinued its claim against the Petitioners in the CRI Ontario Action and in a pending motion asserts *res judicata* as a basis for which it ought not be required to plead to the Counterclaim of the Petitioners and to strike the Counterclaim;

28. **WHEREAS** in regard to Arbitration No. 2, the Honourable Lawrence Poitras rendered a Decision dismissing Petitioners' Motion for the Postponement of Arbitration No. 2 on May 22, 2003, the whole as appears more fully from a copy of the Decision of the Arbitrator which is filed herewith as Petitioners' Exhibit P-10;

29. **WHEREAS** as a consequence of the Decision of the aforesaid Arbitrator (P-10) not to postpone the hearing of Arbitration No. 2, Petitioners, through their undersigned attorneys, proceeded to the Examination on Discovery of the principal representative of the Respondent, Bruce Durham, in regard to the Amended Statement of Claim filed by the Respondent in Arbitration No. 2;

30. **WHEREAS** Petitioners then filed their Statement of Defense to the Amended Statement of Claim of the Respondent, and Respondent's attorneys, Langlois Kronstrom Desjardins, proceeded to an Examination on Discovery of the principal representative of the Petitioners, Lorne Albaum, in regard to the said Statement of Defense filed by the Petitioners to the Amended Statement of Claim of the Respondents in Arbitration No. 2;

31. **WHEREAS** the aforesaid proceedings in Arbitration No. 2 are still pending before the Arbitrator, the Honourable Lawrence Poitras, and a date will be fixed if possible for the end of November, 2003, for the hearing of the merits of Arbitration No. 2 in accordance with the Amended Arbitration Schedule agreed to between Petitioners' undersigned attorneys and Respondent's attorneys, the whole as appears more fully from a copy of the Amended Arbitration Schedule which is filed herewith as Petitioners' Exhibit P-11;

32. **WHEREAS** an Affidavit have been filed in the CRI Ontario Action by Glen Erikson, consultant to the Petitioners, who, prior to June 25, 2003, was the President and a Director of Ungava Minerals Corp., and prior to August 1, 2003, was President and Sole Director of Ungava Mineral Exploration Inc., copy of which Affidavit is filed herewith as Petitioners' Exhibit P-12;

33. **WHEREAS** an Affidavit in support of Petitioners' Statement of Defense and Counterclaim in the CRI Ontario Action were also filed by Lorne Albaum, who, since June 25, 2003, is President and Director of Ungava Minerals Corp., and since August 1, 2003, is President and Sole Director of Ungava Mineral Exploration Inc., copy of which Affidavit is filed herewith as Petitioners' Exhibit P-13;

34. **WHEREAS** furthermore, an Affidavit was filed by Jack Charlton on behalf of Petitioners in the CRI Ontario Action, and who is a geologist employed by Petitioners, a copy of which is filed herewith as Petitioners' Exhibit P-14;

35. **WHEREAS** in support of Respondent's pending Motion to Dismiss Petitioners' Statement of Defense and Counterclaim, Respondent filed an Affidavit of Bruce Durham, the President and Chief Geologist of the Respondent, a copy of which Affidavit is filed herewith as Petitioners' Exhibit P-15;

37. **WHEREAS** the Motion for Authorization to File a Supplementary Affidavit was heard by Master Haberman and the Motion was dismissed, and an appeal has been filed by the Petitioners from the dismissal of the said Motion that is presently pending before the Honourable Madam Justice Speigel of the Ontario Superior Court;

38. **WHEREAS** as appears particularly from the Supplementary Affidavit of Glen Erikson, there is legitimate concern that the Respondent had not provided full and adequate disclosure to the Petitioners and the Arbitrator, the Honourable Claude Bisson, in the 2002 Arbitration proceedings that gave rise to the Arbitration Award which the Respondent claims in the CRI Ontario Action constitutes a complete bar to its requirement or need to respond to the allegations and claims made by Petitioners in the Statement of Defense and Counterclaim filed in the CRI Ontario Action;

39. **WHEREAS** furthermore, the Supplementary Affidavit of Glen Erikson claims that the relevant documentation and information had been withheld from the Petitioners by the Respondent in an effort to prevent the discovery of significant and important evidence, and that had this evidence been available at the time of the Arbitration hearing in 2002 before the Honourable Claude Bisson it is probable that it would have resulted in a decision in favour of the Petitioners;

40. **WHEREAS** furthermore, it has become apparent to Petitioners that the documents produced by the Respondent in connection with the 2002 Arbitration Hearing and in particular the documentation referred to as the "Fischer Report" prepared in November, 1998 by Peter Fischer & Associates was incomplete and what was omitted from the Fischer Report was very material information that in all probability would have made a difference in the outcome of the 2002 Arbitration Hearing before the Honourable Claude Bisson;

41. **WHEREAS** furthermore, and in particular but without limiting the generality of the foregoing, it was discovered recently that NovaWest Resources Inc. ("NovaWest"), the holder of mineral property Permit 1079 caused exploration work to be carried out in the summer of 1998 that resulted in sampling occurring on Permit 970, the Property of Petitioners (that mineral property Permit 1079 had been optioned by NovaWest from a corporation owned and controlled by Glen Mullan, the principal shareholder and former President of the Respondent);

42. **WHEREAS** furthermore and without limiting the generality of the foregoing, Petitioners will establish that:

a) the 1998 exploration work carried out for NovaWest discovered the existence of valuable mineralization, including platinum group metals ("PGM") on Petitioners' Property;

b) Todd Keast, employed by the contractor doing the work for

e) the Fischer Report of November, 1998 was intended to be deceptive;

f) the Fischer Report, including its maps, was used by Glen Mullan and Respondent to guide Mullan to the place of the alleged September, 2000 trespass and the sampling by Mullan on the Property that was the principal issue in the 2002 Arbitration Hearing before the Honourable Claude Bisson;

g) pursuant to an Undertaking to Produce given on Examination of Bruce Durham in the 2002 Arbitration Hearing, Respondent supplied a version of the Fischer Report that had been edited to suppress maps which indicate that the Todd Keast sampling had not occurred on Permit 1079 as stated in the text but rather had occurred off Permit 970 and in fact off of the Ungava Property;

h) had the complete Fischer Report been disclosed to Petitioners and the Arbitrator at the time of the 2002 Arbitration Hearing, it is probable to presume that in the Award the Arbitrator would have found that Respondent had committed an intentional trespass in September, 2000 onto the Property for the purpose of confirming the assay results obtained from the very same area in 1998 by Todd Keast when in the employ of Fischer and NovaWest. The information in the Fischer Report would have created a prima facie case that the September, 2000 trespass had been to the place sampled in 1998 by Keast and therefore was an intentional trespass and accordingly the Respondent would have had the onus of disproving an intentional trespass to the place of the 1998 trespass and sampling done by Keast;

i) while the text of the Fischer Report repeatedly states that the discovery was made in the south-western portion of Permit 1079, being the Expo-East Property, this is totally false since the maps accompanying the text, being Figures 6 to 13, disclose that the sampling was actually done off Permit 970 and to the south of that permit and therefore in the vicinity and within Petitioners' Property;

j) the identity of the mineral property, if any, adjacent to Permit 1079 where the sampling occurred is not provided in the Fischer Report; however, in consulting the government-prepared claim map, it can be determined by comparing this map to Figures 6 to 13 from the Fischer Report that the 1998 sampling actually occurred on Petitioners' Property, Permit 970, and therefore it has now been established by this comparison that the Respondent is clearly guilty of trespassing unto Petitioners' Property and making a discovery of previously unknown mineralization on the Ungava Property that it did not disclose to Petitioners in the course of negotiating the Agreement dated January 12, 2001 (P-1), the whole as appears more fully from a copy of the government-prepared claim map dated July 10, 1997, which is filed herewith as Petitioners' Exhibit P-17;

description given in the text of the Fischer Report as to whether the 1998 discovery had actually been made;

45. **WHEREAS** furthermore, it was only when Petitioners, at the end of August, 2003, obtained copies of the Fischer Report directly from the Ministry of Natural Resources of the Province of Quebec that they learned that the version of the Fischer Report supplied by Respondent pursuant to its 2002 Arbitration Hearing Undertaking U-2 was incomplete, the whole as appears more fully from a copy of the Fischer Report which is filed herewith as Petitioners' Exhibit P-18;

46. **WHEREAS** furthermore, the Fischer Report (P-18) found in the records of the Ministry of Natural Resources, that is sometimes referred to as the Official Fischer Report, contains two Table of Contents pages which includes "reference to a list of figures" (maps);

47. **WHEREAS** on the other hand, the version of the Fischer Report produced by Respondent to Petitioners in satisfaction of the 2002 Arbitration Hearing Undertaking U-2 contained the maps that are figures 1 through 5 and that are not informative as to Keast's sampling on the Ungava Property and clearly omits the balance of the maps, figures 6 through 13;

48. **WHEREAS** as appears from Glen Erikson's Supplementary Affidavit, filed as part of Exhibit P-16, Respondent used the 1998 Fischer Report to carry out the Mullan trespass, as appears more fully from Paragraph 15 and subparagraphs (a), (b) (c), (d) and (e) of Glen Erikson's Supplementary Affidavit that forms part of Exhibit P-16, and which Supplementary Affidavit states the following at pages 9 and 10 thereof:

"15. I believe that Mullan and CRI had knowledge of the Official Fischer Report **Exhibit "D"** in September 2000 and relied upon it to carry out the 2000 Mullan Trespass and sampling. I believe this to be true on the following grounds:

a) The Official Fischer Report was publicly available from the Ministry after it was filed in late 1998;

b) Mullan's testimony at the 2002 Arbitration was that in September 2000 he flew by helicopter and landed at a showing which he sample and then left. This is consistent with Mullan knowing the UTM co-ordinates of where he wished to sample and is not consistent with normal prospecting methods. Mullan also testified that he made no record of the location of his sampling. No such record was necessary because he was relying and would in the future rely on the UTM co-ordinates found in the Fischer Report for the Todd Keast 1998 sampling which sampling Mullan repeated for confirmation as to its correctness.

possible to lead evidence as to which parties have obtained copies of the Official Fischer Report from the Ministry.

d) I am advised by O'Brien that Keast, who worked on the 1998 field program on the Expo-East property was inserted into the field crew at the insistence of Mullan. This insistence displays Mullan's interest in the Expo-East property.

e) The CRI press release issued in January 2001, referred to previously located PGM occurrences in the vicinity of Permit 970. This reference was to exploration work done on the Expo-East property, Permit 970, based upon the Official Fischer Report, **Exhibit "D"** as evidenced by the fact that CRI produced a version of same in connection with this press release. Given that the Mullan Trespass occurred only three or four months prior to the date of that press release, it is most likely that the said Report was in the possession of CRI well before January 2001 and was used by Mullan to locate the site of the Mullan 2000 Trespass and sampling. A copy of the press release is attached as **Exhibit "G"** to my Supplementary Affidavit.";

49. **WHEREAS** furthermore, the version of the Fischer Report given by Respondent to Petitioners did not contain the Table of Contents pages;

50. **WHEREAS** furthermore, Todd Keast is a geologist who participated in the 1998 exploration program conducted for NovaWest on the Expo-East Property by Peter Fischer, and furthermore, Keast was inserted in the 1998 field crew at the insistence of Mullan, representing the Respondent;

51. **WHEREAS** furthermore, Keast participated in the drilling and exploration work carried out by the Respondent on the Ungava Property in the summer of 2001 and authored the Assessment Report on the South Train group of properties for Respondent dated November 12, 2002, that contained information concerning the 2001 and 2002 exploration programs on the Ungava Property carried out by Respondent;

52. **WHEREAS** furthermore, it is significant that when substantial mineralization was encountered in the Respondent's diamond drill hole TK01-2 in 2001 at a location about 70 metres east of the location where Keast had sampled in 1998 and Mullan had sampled in September, 2000, same was named a TK discovery and TK deposit by Respondent in various documents;

53. **WHEREAS** in view of all of the foregoing and in particular in the light of a review of the maps furnished by the Respondent to Petitioners and a review of the government-prepared claim maps, it has now been clearly established that the

Trough Region in Northern Quebec, Petitioners and their representatives had no knowledge that the so-called Fischer Report, submitted by the Respondent to Petitioners in virtue of its Undertaking U-2, was not complete, nor did they have any knowledge of the Keast 1998 trespass and sampling, nor the Mullan September, 2000 trespass and sampling carried out on Permit 970;

55. **WHEREAS** it is apparent in the aforesaid evidence that the incomplete Fischer Report furnished to Petitioners by Respondent establishes that the Respondent clearly and intentionally misled the Arbitrator, the Honourable Claude Bisson, in the 2002 Arbitration Hearing by producing to Petitioners in virtue of its Undertaking U-2 an incomplete and/or falsified version of the Official Fischer Report (P-18);

56. **WHEREAS** as hereinabove alleged, Petitioners' representatives have only discovered recently that the Fischer Report submitted by Respondent to the Petitioners in accordance with its Undertaking U-2 was not complete and did not correspond to the complete Official Fischer Report filed with the Ministry of Natural Resources (P-18);

57. **WHEREAS** if Petitioners had known of this evidence after the Arbitrator rendered his Decision on October 31, 2002, dismissing Petitioners' claims of trespass by Respondent but prior to the presentation of the Motion for Homologation of the Arbitration Decision and Award, Petitioners would have contested the homologation of the Award or applied for the annulment of the Award on the basis of the misrepresentations and bad faith of the Respondent and new evidence discovered by the Petitioners;

58. **WHEREAS** the decision of the Arbitrator rendered on October 31, 2002, relied upon documents whose incompleteness and/or falseness was only discovered after the decision and after the homologation of the Award and/or following the misrepresentations of the Respondent and/or the adverse party;

59. **WHEREAS** same were incomplete and false in respect of those matters that would have provided prima facie evidence of an intentional trespass onto the Petitioners' Property (and would have put the onus on the Respondent to disprove an intentional trespass);

60. **WHEREAS** furthermore, since the decision of the Arbitration and the homologation of same, the complete Official Fischer Report has been discovered and it appears that:

a) if it had been brought forward in time before the Arbitrator who adjudicated upon the Arbitration the decision would probably have been different;

b) the complete Official Fischer Report was not known to either Petitioners or their attorneys or agents, as appears from a copy of an Affidavit furnished by Petitioners' then-acting attorney which is filed

the Judgment homologating the Arbitration Award of the Honourable Claude Bisson, and therefore Petitioners are entitled to ask that this Honourable Court relieve them from their default to have acted within 15 days from discovery of the incompleteness or falsity of the Fischer Report that was furnished to the Petitioners by the Respondent;

62. **WHEREAS** it is therefore in the interests of your Petitioners and in the interests of justice that the delay to institute the present proceedings in revocation of judgment be extended from 15 days to six months, the whole in accordance with Article 484 of the Code of Civil Procedure;

63. **WHEREAS** in view of all of the foregoing, Petitioners are entitled to ask that the Judgment rendered by the Superior Court homologating the Award rendered on December 3, 2002, be revoked and annulled and cancelled for all legal purposes herein;

64. **WHEREAS** the present Motion is well founded both in fact and in law;

W H E R E F O R E your Petitioners pray that by judgment to be rendered herein, this Honourable Court:

GRANT the present Motion;

REVOKE the Judgment of the Superior Court homologating the Arbitration Award rendered on December 3, 2002;

THE WHOLE without costs save in the event of contestation herein.

MONTREAL, October 31, 2003.

____

STEIN & STEIN S.E.N.C.
Attorneys for Petitioners

SCHEDULE "B"

CANADA

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

NO.: 500-05-073790-022

SUPERIOR COURT

UNGAVA MINERALS CORP.

and

UNGAVA MINERAL EXPLORATION INC.

Petitioners

-vs-

CANADIAN ROYALTIES INC.

Respondent

AFFIDAVIT OF GLEN ERIKSON IN SUPPORT OF MOTION OF PETITIONERS FOR REVOCATION OF A JUDGMENT (Article 482 et seq. C.C.P.)

I, the undersigned, **GLEN ERIKSON**, Businessman, of Nassau, the Bahamas, and therein residing at Unit 18, Nautica Cable Beach, New Providence, solemnly declare as follows:

1. **THAT** I was at all material times prior to June 25, 2003, the President and Director of Ungava Minerals Corp. and at all material times prior to August 1, 2003, the President and Sole Director of Ungava Mineral Exploration Inc.;

2. **THAT** since June 25, 2003, I have been a consultant engaged by Ungava Minerals Corp. and accordingly I am personally aware and have knowledge of all the matters and facts pertaining the present proceedings and case;

3. **THAT** I have taken cognizance of all of the allegations contained in the attached Motion of Petitioners for Revocation of a Judgment and according to my personal knowledge same are true.

AND I HAVE SIGNED

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - NINE MONTHS ENDED AUGUST 31, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Current		
Cash	$ 7,747	$ -
Prepaid expenses	22,334	-
	30,081	-
Capital assets - net *(Note 3)*	5,956	-
Mineral resource properties *(Note 4)*	17,301	17,301
	23,257	17,301
	$ 53,338	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 1,023,286	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(4,672,692)	(3,943,672)
	(969,948)	(240,928)
	$ 53,338	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended Aug. 31, 2002	Year to date ended Aug. 31,2002	Three month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001
Revenue:				
Gain on sale of marketable securities	$ -	$ -	$ -	$ 5,106
Expenses:				
Professional fees	**427,495**	**530,221**	-	-
Depreciation expense	**156**	**313**	2,499	7,497
Operating, administrative and general	**18,909**	**68,300**	-	-
Management fees *(Note 5(a))*	**30,186**	**130,186**	26,800	79,500
	476,746	**729,020**	29,299	86,997
Net loss for the period	**$ (476,746)**	**$ (729,020)**	$ (29,299)	$ (81,891)
Loss per share	**$ (0.03)**	**$ (0.04)**	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2002 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
September 30, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(729,020)	(81,891)
Deficit, end of period	$(4,672,692)	$ (3,839,263)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended Aug. 31, 2002	Year to date ended Aug. 31,2002	Three month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (476,746)	$ (729,020)	$ (29,299)	$ (81,891)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	-	-	(5,106)
Depreciation	156	313	2,499	7,497
Net change in non-cash working capital items	456,381	742,724	26,800	73,965
	(20,209)	14,017	-	(5,535)
Investing:				
Purchase of capital assets	-	(6,270)	-	-
Proceeds from sale of marketable securities	-	-	-	5,535
	-	(6,270)	-	5,535
Net change in cash during and end of the period and cash end of period	(20,209)	7,747	-	-
Cash, beginning of period	27,956	-	-	-
Cash, end of period	$ 7,747	$ 7,747	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2002

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in an arbitration proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 4) by reason of breach of trust.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At August 31, 2002 the Company has a working capital deficiency of $993,205 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Furniture and fixtures	20% declining balance

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

2. Summary of significant accounting policies (Continued):

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

3. Capital assets:

	Cost	Accumulated Amortization	Net 2002	Net 2001
Furniture and fixtures	$ 6,269	$ 313	$ 5,956	$ -

4. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian is currently subject to an arbitration proceeding in which, among other things, the Company seeks termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust. A decision is expected to be rendered on October 31, 2002.

The Company has caused a Statement of Claim to be issued against certain parties in Ontario relating to breach of contract and fidiciary duty relating to the assessement of a collection of samples taken from the Company's Ungava property. The Company claims substantial damages from the defendants. The Defendants have issued a Statement of Defence.

All properties of the Company are subject to an aggregate of a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company had entered into a management agreement with a director for fees of $16,667 per month. In this quarter end the management agreement was cancelled and replaced with a consulting fee arrangement providing for fees to a director for $8,000 per month, on a month-to-month basis, effective July 1, 2002.

b) Included in accounts payable is $855,902 (2001 - $130,853) due to a director and related parties of the Company on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance August 31, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

7. Stock options and share purchase warrants:

As at August 31, 2002 there are 300,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

8. Income taxes:

The Company has available approximately $1,645,749 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

9. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in this quarter.

10. Subsequent event:

a) The Company is pursuing an arbitration with Canadian Royalties Inc. to have, among other things, the Option and Joint Venture Agreement terminated (see note 4). A decision is expected to be rendered on October 31, 2002.